Via Facsimile and U.S. Mail
Mail Stop 4720

January 6, 2010

Mr. Steven J. Johnston
Chief Financial Officer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014-5141

Re: Cincinnati Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarter ended March 31, 2009
File No. 0-04604

Dear Mr. Johnston:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief